FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2017

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 27th April, 2017

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 27th April 2017
Result of 2017 AGM

Exhibit 99

UNILEVER PLC

ANNUAL GENERAL MEETING

ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2017 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.

BOARD APPOINTMENTS

The following directors stood for re-election and were duly re-elected by the shareholders of Unilever PLC:
Nils Andersen, Laura Cha, Vittorio Colao, Marijn Dekkers, Ann Fudge, Judith Hartmann, Mary Ma, Strive Masiyiwa, Youngme Moon, Graeme Pitkethly, Paul Polman, John Rishton and Feike Sijbesma.

Each proposed candidate for re-election was also proposed and all resolutions were passed approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 26 April 2017.

Louise Fresco retired as a Non-Executive Director at the close of the Unilever PLC Annual General Meeting.

POLL RESULTS - ANNUAL GENERAL MEETING 27 APRIL 2017

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2016	852,865,033	98.83	10,111,338	1.17	862,976,371	67.24%	391,164
2. To approve the Directors' Remuneration Report	839,684,040	98.14	15,895,964	1.86	855,580,004	66.66%	7,780,454
3. To approve the Directors' Remuneration Policy	825,768,774	95.83	35,953,515	4.17	861,722,289	67.14%	1,634,396
4. To approve the Unilever Share Plan 2017	817,769,502	94.88	44,151,172	5.12	861,920,674	67.16%	1,431,093
5. To re-elect Mr N S Andersen as a Director	861,892,789	99.91	800,669	0.09	862,693,458	67.22%	664,427
6. To re-elect Mrs L M Cha as a Director	862,075,078	99.93	632,293	0.07	862,707,371	67.22%	648,719
7. To re-elect Mr V Colao as a Director	860,764,358	99.78	1,913,155	0.22	862,677,513	67.22%	678,578
8. To re-elect Dr M Dekkers as a Director	856,629,631	99.30	6,055,591	0.70	862,685,222	67.22%	669,281
9. To re-elect Ms A M Fudge as a Director	850,568,937	98.59	12,137,949	1.41	862,706,886	67.22%	653,195
10. To re-elect Dr J Hartmann as a Director	860,931,373	99.80	1,751,986	0.20	862,683,359	67.22%	672,531
11. To re-elect Ms M Ma as a Director	861,911,011	99.91	786,119	0.09	862,697,130	67.22%	658,959
12. To re-elect Mr S Masiyiwa as a Director	860,714,135	99.77	1,963,411	0.23	862,677,546	67.22%	678,363
13. To re-elect Professor Y Moon as a Director	861,860,815	99.91	813,069	0.09	862,673,884	67.21%	681,181
14. To re-elect Mr G Pitkethly as a Director	860,331,272	99.73	2,349,424	0.27	862,680,696	67.22%	662,136
15. To re-elect Mr P G J M Polman as a Director	862,104,204	99.93	601,162	0.07	862,705,366	67.22%	643,338
16. To re-elect Mr J Rishton as a Director	861,624,159	99.88	1,035,402	0.12	862,659,561	67.21%	696,249
17. To re-elect Mr F Sijbesma as a Director	861,307,653	99.84	1,364,036	0.16	862,671,689	67.21%	684,236
18. To reappoint KPMG LLP as Auditors of the Company	862,150,195	99.91	744,212	0.09	862,894,407	67.23%	467,094
19. To authorise the Directors to fix the remuneration of the Auditor	861,887,600	99.89	956,635	0.11	862,844,235	67.23%	515,372
20. To authorise Political Donations and Expenditure	847,062,833	98.71	11,078,842	1.29	858,141,675	66.86%	5,212,550
21. To renew the authority to Directors to issue shares	857,426,858	99.39	5,241,991	0.61	862,668,849	67.21%	692,872
22. To renew the authority to Directors to disapply pre-emption rights	858,564,519	99.56	3,782,633	0.44	862,347,152	67.19%	1,011,915
23. To renew the authority to Directors to disapply pre-emption rights for the purposes of acquisitions or capital investments	824,678,712	95.62	37,765,446	4.38	862,444,158	67.20%	915,446
24. To renew the authority to the Company to purchase its own shares	852,677,347	98.86	9,804,327	1.14	862,481,674	67.20%	874,487
25. To shorten the Notice period for General Meetings	779,355,691	90.81	78,917,286	9.19	858,272,977	66.87%	5,083,906

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are included to in the table above.
- The total number of Unilever PLC Ordinary shares with voting rights in issue at 10.00am on Thursday 27 April 2017 was 1,283,459,367. 26,696,994 Ordinary shares are held in treasury and do not have voting rights attached.

A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website: www.unilever.com/AGM

27 April 2017

Safe Harbour:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.